UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              March 17, 2021

  Via E-Mail

  Melissa M. Buhrig
  Executive Vice President, General Counsel & Secretary
  CVR Energy, Inc.
  2277 Plaza Drive, Suite 500
  Sugar Land, TX 77479

          Re:     Delek US Holdings, Inc.
                  PREC14A filed on March 9, 2021
                  Filed by CVR Energy, Inc., et al.
                  File No. 1-38142

  Dear Ms. Buhrig:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filing listed above. We have the following comments. Defined terms used here have the same meaning as in your proxy statement.

         Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments. Please allow time for staff review of your revised proxy statement.

  Preliminary Proxy Statement filed on March 9, 2021

  General

  1. Item 5(b) of Schedule 14A requires the participants to describe their interests in the solicitation, whether by security holding or otherwise. To the extent that CVR Energy, Inc. or any other participant is a competitor or has a business relationship with the Company (or one of its competitors), please revise the proxy statement to describe under Interests of the CVR
     Nominees    on page 7, or where appropriate in the revised proxy
statement.
 Melissa M. Buhrig, Esq.
CVR Energy, Inc.
March 17, 2021
Page 2


Proposal 1: Election of the CVR Nominees, page5

2. See our last comment above. To the extent that any of CVR Energy   s
nominees holds an
   equity interest in the Company   s competitors, this should be disclosed.
For example, we
   understand that George J. Damiris holds an equity interest in HollyFrontier Corporation, where he previously served as President and Chief Executive Officer, according to his biographical information on page 6 of the proxy statement. If so, please describe the extent of
   his holding and that company   s relationship (as a competitor or otherwise)
with Delek US
   Holdings.

3. Clarify whether the    board experience    reference in Robert Edward Kent
s biographical
   information on page 7 includes public company board experience. If not, expand to describe why you believe serving on the board of a private company provides relevant expertise to serve on the board of a public company such as Delek US Holdings.

Proposal 2: Advisory Resolution Approving Delek   s Executive Compensation
Program, page 8

4. In the first paragraph of this section, you assert that Delek   s executive
compensation has
   been    excessively lucrative.    Revise to briefly explain the basis for
this belief.

Proposal 4: Approval of Amendment to Delek   s 2016 Long-Term Incentive Plan,
page 8

5. In the first paragraph on page 9, you assert the belief that there are sufficient shares
   remaining in Delek   s 2016 Plan to properly incentivize the Company   s
employees. Revise to
   briefly explain the basis for this belief.

Voting and Proxy Procedures, page 12

6. Refer to the first sentence on page 13 where you state:    If you are a
stockholder of record,
   you must deliver your vote via phone or the Internet or virtually attend the Annual Meeting
   and vote in order to be counted in the determination of a quorum.    Revise
to clarify that a
   proxy granted to the Company or CVR Energy will also count toward determination of a quorum.

Important, page 25

7. Revise to clarify that a previously granted proxy may also be revoked by granting a later-
   dated proxy to the Company or its proxy solicitor.
 Melissa M. Buhrig, Esq.
CVR Energy, Inc.
March 17, 2021
Page 2



        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3263.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions